SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CF Finance Acquisition Corp. III

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

12529D 108

(CUSIP Number)

Howard W. Lutnick
110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12529D 108

1	Names of Reporting Person. CF Finance Holdings III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,210,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 6,210,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,210,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.2%
14	Type of Reporting Person OO

(1)	Includes 500,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) and 5,710,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), which are automatically convertible into shares of Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249367). CF Finance Holdings III, LLC (the “Sponsor”) is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12529D 108

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,210,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,210,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,210,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.2%
14	Type of Reporting Person PN

(1)	Includes 500,000 shares of Class A Common Stock and 5,710,000 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12529D 108

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,210,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,210,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,210,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.2%
14	Type of Reporting Person CO

(1)	Includes 500,000 shares of Class A Common Stock and 5,710,000 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 12529D 108

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,210,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,210,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,210,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.2%
14	Type of Reporting Person IN

(1)	Includes 500,000 shares of Class A Common Stock and 5,710,000 shares of Class B Common Stock. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 27, 2020 (as amended from time to time, the “Schedule 13D”) by CF Finance Holdings III, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”, relating to their beneficial ownership in CF Finance Acquisition Corp. III (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.          Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On February 17, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Meliora Merger Sub, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Issuer (“Merger Sub”), and AEye, Inc., a Delaware corporation (“AEye”). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the closing of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into AEye (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”), whereby the separate corporate existence of Merger Sub will cease and AEye will be the surviving corporation of the Merger and become a wholly owned subsidiary of the Issuer. As a result of the Merger, among other things, (i) all outstanding shares of capital stock of AEye will be cancelled and AEye’s stockholders will receive a number of shares of Class A Common Stock for each share of AEye capital stock held equal to the quotient obtained by dividing the Price Per AEye Share (which is obtained by dividing (x) $1.9 billion (together with the aggregate exercise price of any outstanding options or warrants being assumed by the Issuer), by (y) the number of outstanding shares of capital stock of AEye (calculated on a fully-diluted basis in accordance with the Merger Agreement) by $10.00 (the “Exchange Ratio”), (ii) all outstanding options and warrants to purchase capital stock of AEye will be assumed by the Issuer and instead represent the right to acquire shares of Class A Common Stock, with the number of shares and price per share thereunder adjusted at the Closing based on the Exchange Ratio, and (iii) the Issuer will amend its charter to, among other matters, change its name to “AEye Holdings, Inc.”

In consideration of certain services provided by the members of Lidar AI Investments, LLC, a Delaware limited liability company (“Lidar”), to the Issuer in connection with the proposed Business Combination, the Sponsor has agreed, on behalf of the Issuer, to transfer 40% of the shares of Class A Common Stock issuable upon conversion of its Founder Shares held by it immediately upon Closing pursuant to that certain agreement, dated as of February 17, 2021, by and among the Issuer, the Sponsor and Lidar as fully described under Item 6 hereof. Dean Kehler and Jay Bloom jointly control Lidar as of the date hereof and are anticipated to continue to control Lidar.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 17, 2021, in connection with the proposed Business Combination, the Issuer, the Sponsor and Lidar entered into an agreement (the “Transfer Agreement”) pursuant to which the Sponsor has agreed to transfer 40% of the shares of Class A Common Stock issuable upon conversion of its Founder Shares held immediately upon Closing for an amount equal to (i) $10,000, plus (ii) 40% of the amount of loans made by the Sponsor to the Issuer that are not reimbursed in full by the Issuer at Closing. In addition, subject to certain limited exceptions under the Transfer Agreement, the Sponsor agreed not to transfer any Founder Shares prior to Closing that are to be transferred to Lidar pursuant to the Transfer Agreement or take any actions that have the effect of reducing the number of shares to be transferred to Lidar without the prior written consent of Lidar (which consent shall not be unreasonably conditioned, delayed or withheld). Unless consented to by Lidar, any transfer by the Sponsor of Founder Shares (other than certain forfeitures and transfers in connection with the Business Combination) permitted under the Transfer Agreement will not reduce the number of shares to be transferred to Lidar pursuant to the Transfer Agreement.

The parties to the Transfer Agreement also acknowledge and agree that Lidar is a permitted transferee of the Sponsor pursuant to the Insider Letter and the Registration Rights Agreement and, with respect to the shares to be transferred pursuant to the Transfer Agreement, Lidar is entitled to registration rights set forth under the Registration Rights Agreement.

The description of the Transfer Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.6 hereto.

Item 7.           Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 10.6	Agreement, dated as of February 17, 2021, by and among the Issuer, the Sponsor and Lidar.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2021	CF FINANCE HOLDINGS III, LLC

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: February 19, 2021	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: February 19, 2021	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
		Name:	Howard W. Lutnick
		Title:	Chairman and Chief Executive Officer

Date: February 19, 2021	/s/ Howard W. Lutnick
Howard W. Lutnick